Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Frontier Communications Corporation for the registration of common stock, preferred stock, debt securities, purchase contracts, and purchase units and to the incorporation by reference therein of our report dated April 3, 2014, with respect to the combined financial statements of AT&T Connecticut Wireline Operations, as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in the Current Report on Form 8-K of Frontier Communications Corporation dated September 3, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Antonio, Texas

April 20, 2015